UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Texas Roadhouse, Inc.

(Name of Issuer)
Common stock, $0.001 par value per share

(Title of Class of Securities)
882681109

(CUSIP Number)

July 19, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882681109	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Melvin Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,225,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,225,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,225,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12		TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

CUSIP No. 882681109	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Melvin Capital Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,578,934*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,578,934*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,578,934*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12		TYPE OF REPORTING PERSON CO

*See Item 4 for additional information.

CUSIP No. 882681109	SCHEDULE 13G

Item 1.	(a) Name of Issuer

Texas Roadhouse, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

6040 Dutchmans Lane, Suite 200, Louisville, KY 40205

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Melvin Capital Management LP, a Delaware limited partnership (the “Firm”) and Melvin Capital Master Fund Ltd, a Cayman Islands exempted company (“Melvin Master”). The address for the Firm and Melvin Master is: 535 Madison Avenue, 22nd Floor, New York, NY 10022.

Item 2.	(d) Title of Class of Securities

Common stock, $0.001 par value per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

882681109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

CUSIP No. 882681109	SCHEDULE 13G

Item 4. Ownership

Information with respect to the Firm’s and Melvin Master’s ownership of securities of the Issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm and Melvin Master.

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned: 4,225,000*

(b) Percent of Class: 6.1%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 4,225,000*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 4,225,000*

As reported in the cover pages to this report, the ownership information with respect to Melvin Master is as follows:

(a) Amount Beneficially Owned: 3,578,934*

(b) Percent of Class: 5.1%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 3,578,934*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 3,578,934*

*The Firm is the investment manager to Melvin Master, Melvin Capital Onshore LP, a Delaware limited partnership (“Melvin Onshore”) and one or more managed accounts (the “Managed Accounts” and together with Melvin Master and Melvin Onshore, the “Melvin Funds and Accounts”). As of July 19, 2021, the Firm may be deemed to beneficially own an aggregate of 4,225,000 shares of Common Stock of the Issuer consisting of (i) 3,070,734 shares of Common Stock and call options to purchase up to 508,200 shares of Common Stock held by Melvin Master, (ii) 203,505 shares of Common Stock and call options to purchase up to 33,700 shares of Common Stock held by Melvin Onshore, and (iii) 350,761 shares of Common Stock and call options to purchase up to 58,100 shares of Common Stock held by the Managed Accounts. The Firm, as the investment manager to the Melvin Funds and Accounts, may be deemed to beneficially own these securities. Gabriel Plotkin is the managing member of the general partner of the Firm and exercises investment discretion with respect to these securities. Ownership percentages are based on 69,742,548 shares of Common Stock reported as issued and outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 882681109	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2021

Melvin Capital Management LP

By: /s/ Robert R. Rasamny

Robert R. Rasamny, Head of Legal

Melvin Capital Master Fund Ltd

By: /s/ Robert R. Rasamny

Robert R. Rasamny, Head of Legal